UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Chief Financial Officer

Mr. Steven Sobak’s employment agreement to serve as the chief financial officer for EUDA Health Holdings Limited ( “EUDA” or the “Company”) had a two-year term that ended on February 29, 2024. However, the Company and Mr. Sobak agreed to extend the term until (i) a qualified replacement is found, or (ii) June 30, 2024, whichever comes earlier. Effective June 17, 2024, Mr. Sobak retired from all his positions at the Company. Mr. Sobak’s departure from the Company is not due to any disagreement with the Company.

Appointment of New Chief Financial Officer

Effective June 17, 2024, Mr. William Tan Yew Chee (“Mr. Tan”) as the Company’s new Chief Financial Officer. Pursuant to an employment agreement dated June 17, 2024 between Mr. Tan and the Company, the Company has agreed to pay Mr. Tan SGD$6,000 per month. Mr. Tan’s employment agreement also contains certain non-compete and non-solicitation provisions. A copy of the Mr. Tan’s employment agreement is attached as Exhibit 10.1. The foregoing summary of the terms of Mr. Tan’s employment is subject to, and qualified in its entirely by, such document.

Mr. Tan has over thirty years of experience in accounting and finance. Since 2008 and until January 2023, Mr. Tan was the Chief Financial Officer of Sinostar PEC Holdings Limited. He was the Chief Financial Officer of SNF Corporation Ltd (2007), Group Financial Controller of Unidux Electronics Ltd (2005-2007), and Financial Controller of Nixvue Systems Pte Ltd (2001 to 2005). Mr. Tan has been a non-executive independent director of Unusual Limited since 2017, and was a non-executive independent director of China Sky Chemical Fibre Co. Ltd. (2012 to 2015). All these companies are listed on the Singapore Stock Exchange.

Mr. Tan is a non-practicing member of the Institute of Singapore Chartered Accountants and a fellow of the Association of Certified Chartered Accountants (UK).

There is no family relationship between Mr. Tan and any other executive officer or director of the Company. There have been no related party transactions that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act, and none are currently proposed between or among Mr. Tan, the Company, its executive officer, director, promoter or control person.

Exhibits

10.1	Agreement, dated June 17, 2024, between EUDA Health Pte Ltd and Tan Yew Chee William.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 25, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer